SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1
B3 (CPLE3, CPLE5, CPLE6)
NYSE (ELP, ELPC)
LATIBEX (XCOP, XCOPO)

Divestment in the Baixo Iguaçu Hydroelectric Plant

Completion of the Acquisition of Neoenergia S.A.'s Stake

COPEL (“Company”) hereby informs its shareholders and the market in general, further to the disclosure made in Material Fact No. 01/25, that, pursuant to the Purchase and Sale Agreement and Other Covenants (“CCVA 1”), Copel Geração e Transmissão S.A. (“Copel GeT”) and Neoenergia S.A. (“Neoenergia”) have fulfilled all precedent conditions and, on this date, concluded the transaction through the acquisition by Copel GeT of all the shares of the capital stock of Geração Céu Azul S.A., which holds a 70% stake in Consórcio Empreendedor Baixo Iguaçu (“CEBI”), for R$ 1,050 million, adjusted from the base date of June 2024, in accordance with CCVA 1.

This transaction represents the conclusion of the exercise of the Right of First Refusal, which will allow Copel GeT to proceed with the closing of the Purchase and Sale Agreement and Other Covenants with ENERGO-PRO PARTICIPAÇÕES S.A. (“CCVA 2” and “Buyer”, respectively), successor to DK Holding Investments, S.R.O., in CCVA 2, through which it undertook to sell to the Buyer the entire CEBI consortium, for an equity value of R$ 1,554 million. The transaction includes Copel GeT's 30% minority stake in CEBI, for an equity value of R$ 570 million.

The closing of the transaction provided for in CCVA 2 is subject to the fulfillment of certain conditions precedent and adjustments customary for this type of transaction.

This initiative represents a strategic advance, adding value to the Company and strengthening its operational and administrative structure.

Curitiba, June 30, 2025

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 30, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.